Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and

Shareholders Weyerhaeuser Company:

We consent to the use of our report dated March 19, 2008, with respect to the combined balance sheets of Weyerhaeuser Containerboard, Packaging and Recycling Business (a Business Unit of Weyerhaeuser Company) as of December 30, 2007 and December 31, 2006, and the related combined statements of operations, business unit equity, and cash flows for each of the years in the three-year period ended December 30, 2007, which report appears in the Form 8-K of International Paper Company dated May 28, 2008 and incorporated by reference herein, and to the reference to our firm under the headings “Experts” and “Independent Registered Public Accounting Firm”, respectively in the prospectus.

/s/ KPMG LLP

Seattle, Washington

February 25, 2009